GEOVAX LABS, INC.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

April 4, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:              John Reynolds

Assistant Director

RE:          GeoVax Labs, Inc.

Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-1

File No. 333-202897

Filed March 16, 2016

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), GeoVax Labs, Inc. (the “Company”) hereby submits this letter to request the immediate withdrawal of the Company’s Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 with the File No. 333-202897, which was filed with the Securities and Exchange Commission on March 16, 2016.

The Company requests the withdrawal of the Amendment because a combined prospectus was filed for Registration File Nos. 333-206617, 333-202897, and 333-208549, with a Post-Effective Amendment under File No. 333-208549 pursuant to Rule 429(a) of the Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (678) 384-7224.

Sincerely, GEOVAX LABS, INC. /s/ MarkW. Reynolds Mark W. Reynolds Chief Financial Officer